SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

POLYCOM, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0005 par value

(Title of Class of Securities)

73172K104

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Robert C. Hagerty

Chief Executive Officer and President

Polycom, Inc.

4750 Willow Road

Pleasanton, California 94588

(925) 924-6000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Sayed M. Darwish, Esq. Senior Vice President, Chief Administrative Officer, General Counsel and Secretary Polycom, Inc. 4750 Willow Road Pleasanton, California 94588 (925) 924-6000	Mark A. Bertelsen, Esq. John E. Aguirre, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$12,841,607	$716.56

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,839,680 shares of common stock of Polycom, Inc. having an aggregate value of $12,841,607 as of July 27, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$716.56
Form or Registration No.:	005-47513
Filing party:	Polycom, Inc.
Date filed:	July 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on July 27, 2009 and amended on July 29, 2009, August 4, 2009 and August 20, 2009 relating to an offer by Polycom, Inc. (the “Company”) to certain employees of the Company (excluding named executive officers and directors) who hold certain options to purchase shares of the Company’s common stock (such options, the “Eligible Options”) to exchange (the “Exchange Offer”) such Eligible Options for restricted stock units.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 4 amends and restates only the items and exhibits to the Schedule TO that are reported in this Amendment No. 4. Except as specifically provided here, the information contained in the Schedule TO remains unchanged and this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO.

This Amendment No. 4 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

Item 4.	Terms of the Transaction.

(a) Material Terms

Item 4 of the Schedule TO is hereby amended to add the following information:

“The offer expired on August 21, 2009 at 9:00 p.m. Pacific Time. A total of 1,094 eligible employees participated in the offer. Pursuant to the terms and conditions of the Offer to Exchange, the Company accepted for exchange options to purchase 2,340,194 shares of the Company’s common stock, representing 82.5% of the total options eligible for exchange. All surrendered options were cancelled, and immediately thereafter, the Company issued a total of 444,857 restricted stock units in exchange therefore, pursuant to the terms of the Offer to Exchange.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

POLYCOM, INC.

/s/ Sayed M. Darwish
Sayed M. Darwish Senior Vice President, Chief Administrative Officer, General Counsel and Secretary

Date: August 24, 2009